Mail Stop 3233
                                                            October 25, 2018

Via E-mail
Laurence J. Pino, Chief Executive Officer
Tuscan Gardens Senior Living Communities, Inc.
189 Orange Ave, Suite 1650
Orlando, FL 32801

       Re:     Tuscan Gardens Senior Living Communities, Inc.
               Amendment No. 1 to
               Draft Offering Statement on Form 1-A
               Submitted September 26, 2018
               CIK No. 0001746666

Dear Mr. Pino:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated September 17, 2018 and the revised disclosure. Please revise the risk factor disclosure to provide more robust disclosure of the risks and impact of these provisions on investors overall. In addition, please revise to:
            Clarify whether these provisions are applicable to secondary purchasers and clarify the meaning of "secondary transactions governed by the Company's
               Articles of Incorporation, Bylaws, and Shareholder Agreement;"
            Clarify how these provisions are "helpful" to investors;
            Address more specifically any question as to enforceability under federal and state law; and
 Laurence J. Pino, Chief Executive Officer
Tuscan Gardens Senior Living Communities, Inc.
October 25, 2018
Page 2

              State in the offering circular that, by agreeing to be subject to the arbitration provision, investors will not be deemed to waive the company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

2. We note your response to comment 2 of our letter dated September 17, 2018, that the company intends to operate its business in a manner that will permit it to maintain an exemption from registration under the Investment Company Act of 1940. However, your disclosure indicates that you may invest in securities as you intend to invest in affiliated entities "that may or may not be majority owned." We continue to believe that you should provide us with a supplemental detailed analysis of:

              the specific exemption that you intend to rely on; and how your investment strategy and business model will support that exemption.

       Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.

3. We note your response to comment 3 of our letter dated September 17, 2018 and the revised disclosure on page 28 that the company "has not provided any disclosure under
       Industry Guide 5 to investors as it believes this would be inconclusive and potentially confusing...." We note that Guide 5 disclosure is not limited to liquidated programs.
       Please revise to provide relevant Guide 5 disclosure, including prior performance disclosure, or tell us why such disclosure is not appropriate. Please refer to Release No.
       33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation
       128.06, Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

Cover Page

4. We note your response to comments 5 and 6 of our letter dated September 17, 2018, as well as your disclosure in footnote 1. Please revise the disclosure to clarify, if true, that your shares are being offered by placement agents and clarify what you mean by
       "registered or unregistered affiliates" of the company.

5. We note your response to comment 8 of our letter dated September 17, 2018. We continue to believe that, as a blind pool, your lack of operations does not appear to support your projected dividend rate of 8% and your projected internal rate of return of
       12% to 18%. Please revise your disclosure accordingly.

Investment in Company Properties, page 25

6. We note your response to comment 12 of our letter dated September 17, 2018. We continue to believe that you should revise your narrative disclosure to more specifically describe how the tabular capital structure relates to your intended business operations.
 Laurence J. Pino, Chief Executive Officer
Tuscan Gardens Senior Living Communities, Inc.
October 25, 2018
Page 3

Description of Business, page 27

7. We note your response to comment 13 of our letter dated September 17, 2018. We continue to believe that you should provide a legible organization chart. Please revise accordingly.

        With respect to questions relating to our comment regarding the Investment Company
Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-
6840. You may contact Isaac Esquivel at (202) 551-3395 or Kevin Woody, Accounting Branch
Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at
(202) 551-3401
with any other questions.

                                                            Sincerely,

                                                            /s/ Jennifer
Gowetski

                                                            Jennifer Gowetski
                                                            Senior Counsel
                                                            Office of Real
Estate &
                                                            Commodities